The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
 (Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

PUBLIC FLOAT - WAIVER IN RESPECT OF
THE COMPANY'S SHARES

Reference is made to the announcement issued by the Company dated 16 March 2006 in relation to the Company's application for a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules. The previous waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules granted by the Stock Exchange expired on 15 April 2006. The Company has now been granted a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16 April 2006 to 7 June 2006.

Shareholders of the Company and potential investors should exercise caution when dealing in the Company's shares.

Reference is made to the announcement issued by SUNDAY Communications Limited (the "Company") dated 16 March 2006 and the waiver from strict compliance with Rule 8.08(1)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the period from 16 March 2006 to 15 April 2006. The Company has applied to the Stock Exchange for and been granted a waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16 April 2006 to 7 June 2006.

Rule 8.08(1)(a) of the Listing Rules requires that at least 25% of the Company's total issued share capital must at all times be held by the public. Further, under the Listing Rules, for so long as less than 25% of the Company's shares are held by the public, the Stock Exchange will monitor closely all trading in the Company's shares to avoid a false market in the shares and may suspend trading in the Company's shares if there is any unusual price movement.

Shareholders of the Company and potential investors should exercise caution when dealing in the Company's shares.
By Order of the Board
SUNDAY Communications Limited
Hui Hon Hing, Susanna
Company Secretary

Hong Kong, 21 April 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen